NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (‘NYSE’ or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of 11.00% Series A Cumulative Convertible Preferred Units Representing Preferred Equity Interests (‘Preferred Units’) of New Source Energy Partners L.P. (the 'Company') from listing and registration on the Exchange at the opening of business on January 11, 2015, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Units are no longer suitable for continued listing and trading on the Exchange. The Exchange is taking this action because the Company fell below the continued listing standard requiring a listed company to maintain an aggregate market value of publicly-held shares for a preferred security of at least $2,000,000 million. 1. Section 802.01B of the LCM states, in part, that the Exchange will promptly delist a security of either a domestic or non-U.S. issuer when the issuer's aggregate market value of publicly-held preferred stock is less than $2,000,000. 2. The Exchange, on December 7, 2015, determined that the Preferred Units should be suspended immediately from trading on December 7, 2015, and directed the preparation and filing with the Commission of this application for the removal of the Preferred Units from listing and registration on the Exchange. The Company was notified by letter on December 7, 2015. 3. Pursuant to the above authorization, a press release was issued on December 7, 2015, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on December 7, 2015 of the proposed suspension of trading in the Preferred Units. Similar information was included on the Exchange's website. Trading in the Preferred Units were suspended immediately on December 7, 2015. 4. The Company had a right to appeal to the Committee for Review (the ‘Committee’) of the Board of Directors of NYSE Regulation, the determination to delist the Preferred Units, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.